UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

MOMENTA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Craig A. Wheeler

President and Chief Executive Officer

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 491-9700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter N. Handrinos

R. Scott Shean

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 2, 2020, relating to the tender offer (the “Offer”) by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to $52.50 per Share, net to the seller, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 2, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the second paragraph under the heading “Item 8. Additional Information – Regulatory Approvals” on page 57 of the Schedule 14D-9:

“The required waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement expired at 11:59 p.m., New York City time, on September 14, 2020, and there is no voluntary agreement between Parent and the Company, on the one hand, and the Antitrust Division or the FTC, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger. Accordingly, the Antitrust Condition (as defined in the Offer to Purchase in Section 15 under the heading entitled “Conditions to the Offer”) has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. On September 15, 2020, the Company issued a press release announcing the expiration of the required waiting period under the HSR Act with respect to the Offer, a copy of which is attached hereto as Exhibit (a)(5)(M).”

Item 9. Exhibits.

Exhibit Number	Description

(a)(5)(M)	Press Release issued by the Company, dated September 15, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Momenta Pharmaceuticals, Inc.

By:	/S/ Craig A. Wheeler
Name: Craig A. Wheeler
Title: President and Chief Executive Officer

Dated: September 15, 2020